Golub Capital Partners LLC

551 Madison Avenue, 6th Floor

New York, NY 10020

Tel: (212) 750-6060

Fax: (212) 750-5505

October 8, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matt Franker

Re:	Golub Capital Partners LLC
Withdrawal of Registration Statement on Form S-1 Filed on May 14, 2007
File No. 333-142937

Ladies and Gentlemen:

Golub Capital Partners LLC, a Delaware limited liability company (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests to withdraw its registration statement on Form S-1 (File No. 333-142937), including all exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2007 (the “Registration Statement”). The Registration Statement was not declared effective by the Commission, and none of the Company’s securities was sold or distributed pursuant to the Registration Statement.

The Company requests that the Commission consent to the withdrawal on the grounds that the Company has decided not to pursue the offering to which the Registration Statement relates at this time.

Pursuant to Rule 477(c), the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments with respect to this letter, please do not hesitate to call Thomas Friedmann at the law firm of Dechert LLP at (202) 261-3431 or the undersigned at (212) 660-7277.

Sincerely,

/s/ David B. Golub
David B. Golub President Golub Capital Partners LLC